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                      TEXAS INSTRUMENTS TUCSON CORPORATION
                           6730 South Tucson Boulevard
                              Tucson, Arizona 85706

                                 August 31, 2000

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Texas Instruments Tucson Corporation
                  (formerly known as Burr-Brown Corporation)
                  Application for Withdrawal
                  Registration Statement on Form S-8 (No. 333-02059) (the "Registration Statement")

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Texas Instruments Tucson Corporation, a Delaware corporation formerly known as Burr-Brown Corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement, as declared effective by the Commission on April 17, 1996. Pursuant to the Agreement and Plan of Merger dated June 21, 2000 among the Company, Texas Instruments Incorporated, a Delaware corporation ("Texas Instruments"), and Burma Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Texas Instruments, the Company became a wholly owned subsidiary of Texas Instruments on August 24, 2000. As a result of the Merger, the Company's Future Investment Trust will be terminated.

         The board of directors of the Company believes that it is in the best interest of the Company and consistent with public interest to withdraw the above-referenced Registration Statement, and respectfully requests that the Commission consent to such withdrawal.

                                           Sincerely,

                                           /s/ BART T. THOMAS

                                           Bart T. Thomas
                                           Secretary